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Dec. 11, 2009
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Document Control — EDGAR

RE:	RiverSource International Managers Series, Inc.
RiverSource Partners International Small Cap Fund (the “Fund”)
Post-Effective Amendment No. 20
File Nos. 333-64010/811-10427
Accession Number: 0000950123-09-054854
Dear Ms. Mengiste:
This letter responds to your comments received by telephone on December 9, 2009 with respect to the Fund’s registration statement on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on October 29, 2009 (the “Filing”).

Comment 1:	The Fund’s name includes the term international. However, the Fund does not have an investment policy that at least 40% of the Fund’s assets will be invested outside the United States. Please explain.

Response:	We understand that it is SEC guidance that although “global” is not defined in the Rule 35d-1, any fund with “global” in its name should have a policy that at least 40% of the Fund’s assets will be invested outside the United States. However, pursuant to Release No. IC-24828 (January 17, 2001), effective March 1, 2001, regarding Investment Company names, we have not included a policy based on the term “international” in the fund’s name. As stated in the release, “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms ...‘international’...”. To further clarify, footnote 42 of the release states that, “...‘international’ and ‘global’ funds will not be subject to the rule.”

The release notes that the Division would expect investment companies using terms such as “international” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe our prospectus disclosure is sufficient in that it clearly states that “the Fund invests primarily in equity securities of non-U.S. companies.”

Comment 2:	Please provide the Fund’s “Fees and Expenses” information.

Response:	The proposed “Fees and Expenses” of the Fund as will be stated in the prospectus are outlined in Attachment A.

Comment 3:	Please include the market capitalization range, at a recent date, of the companies that the Fund intends to invest.

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Response:	The first paragraph of the “Principal Investment Strategies” has been revised to state:

The market capitalization range of the companies included within the Index was $12 million to $12 billion as of Nov. 30, 2009.
In connection with the Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosures in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (612) 671-4321or Katina A. Walker at (612) 671-6990.
Sincerely,
/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.

ATTACHMENT A

FEES AND EXPENSES

Fund investors pay various expenses. The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Annual fund operating expenses are based on expenses incurred during the Fund’s most recently completed fiscal year, and are expressed as a percentage (expense ratio) of the Fund’s average net assets during the period. The expense ratios have been adjusted to reflect current fee schedules but have not been adjusted to reflect the Fund’s assets as of a different period or point in time, as asset levels will fluctuate. As of the date of this prospectus, the Fund’s net assets are [lower/higher] than the Fund’s average net assets during the most recently completed fiscal year. In general, a fund’s annual operating expenses will increase as the fund’s assets decrease. Accordingly, the Fund’s annual operating expenses, if adjusted based on net assets as of the date of this prospectus, would be [higher/lower] than are expressed in the fee and expense table below. The commitment by the investment manager and its affiliates to waive fees and/or cap (reimburse) expenses limits the impact that any decrease in the Fund’s assets will have on its total annual (net) operating expenses in the current fiscal year.

 Shareholder Fees (fees paid directly from your investment)

					Class I
					Class R2
					Class R4
	Class A		Class B	Class C	Class R5

Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%(a	)	None	None	None

Maximum deferred sales charge (load) imposed on sales (as a percentage of offering price at time of purchase)	None(b	)	5%	1%	None

 Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

As a percentage of average daily net assets:
	Class A	Class B	Class C

Management fees(c)	1.02%	1.02%	1.02%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%

Other expenses(d)	1.19%	1.22%	1.22%

Total annual fund operating expenses	2.46%	3.24%	3.24%

Fee waiver/expense reimbursement	0.81%	0.81%	0.83%

Total annual (net) fund operating expenses(e)	1.65%	2.43%	2.41%

 Annual Fund Operating Expenses (expenses that are deducted from
 Fund assets) cont.

As a percentage of average daily net assets:
	Class I	Class R2	Class R4	Class R5

Management fees(c)	1.02%	1.02%	1.02%	1.02%

Distribution and/or service (12b-1) fees	0.00%	0.50%	0.00%	0.00%

Other expenses(d)	0.65%	0.95%	0.99%	0.70%

Total annual fund operating expenses	1.67%	2.47%	2.01%	1.72%

Fee waiver/expense reimbursement	0.47%	0.47%	0.51%	0.47%

Total annual (net) fund operating expenses(e)	1.20%	2.00%	1.50%	1.25%

(a)	This charge may be reduced depending on the total value of your investments in the RiverSource Family of Funds. See “Sales Charges.”
(b)	A 1% CDSC may be assessed on Class A shares purchased without an initial sales charge and sold within 18 months after purchase. See “Sales Charges.”
(c)	Includes the impact of a performance incentive adjustment fee that decreased the management fee by 0.10% for the most recent fiscal year. The index against which the Fund’s performance is measured for purposes of determining the performance incentive adjustment is the Lipper International Small-Cap Funds Index. See “Fund Management and Compensation” for more information.
(d)	Other expenses include an administrative services fee, a transfer agency fee (for all classes except Class I), a custody fee, other nonadvisory expenses and a plan administration services fee (for Class R2 and Class R4). Other expenses may also include fees and expenses of affiliated and unaffiliated funds (acquired funds) which the Fund indirectly bears when it invests in the acquired funds. The impact of these acquired funds fees and expenses for the most recent fiscal period was less than 0.01%. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary other expenses for Class R2 and Class R5 are based on estimated amounts for the current fiscal year.
(e)	The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Dec. 31, 2010, unless sooner terminated at the discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding fees and expenses of acquired funds), before giving effect to any performance incentive adjustment, will not exceed 1.75% for Class A, 2.53% for Class B, 2.51% for Class C, 1.30% for Class I, 2.10% for Class R2, 1.60% for Class R4 and 1.35% for Class R5.

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

These examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. These examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year		3 years		5 years		10 years

Class A(a)	$733		$1,225		$1,742		$3,157

Class B	$746	(b)	$1,223	(b)	$1,824	(b)	$3,308	(c)

Class C	$344	(b)	$921		$1,622		$3,486

Class I	$122		$481		$864		$1,942

Class R2	$203		$725		$1,274		$2,775

Class R4	$153		$582		$1,037		$2,302

Class R5	$127		$496		$890		$1,996

(a)	Includes a 5.75% sales charge.
(b)	Includes the applicable CDSC.
(c)	Based on conversion of Class B shares to Class A shares one month after the completion of the eighth year of ownership.

You would pay the following expenses if you did not redeem your shares:

	1 year	3 years	5 years	10 years

Class A(a)	$733	$1,225	$1,742	$3,157

Class B	$246	$923	$1,624	$3,308	(b)

Class C	$244	$921	$1,622	$3,486

Class I	$122	$481	$864	$1,942

Class R2	$203	$725	$1,274	$2,775

Class R4	$153	$582	$1,037	$2,302

Class R5	$127	$496	$890	$1,996

(a)	Includes a 5.75% sales charge.
(b)	Based on conversion of Class B shares to Class A shares one month after the completion of the eighth year of ownership.